FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of August and September 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


BIACORE APPOINTS NEW PRESIDENT OF BIACORE INC -
CHANGE WILL BRING A NEW COMMERCIAL APPROACH TO BIACORE'S U.S. SALES ORGANIZATION

Uppsala, Sweden, September 20, 2004.

Biacore International AB (Biacore) announces that it has appointed Mr. Jerry Williamson as the new President of Biacore Inc. Mr. Williamson will assume his new role immediately and will play a vital role in positioning Biacore's U.S. sales organization to maximize the potential of the Company's product offering in the world's largest life science instrument market. Mr. Williamson takes over from Mr. Thomas P Wida who is leaving the Company.

Mr. Williamson, who was until recently the President of Pyrosequencing Inc., has over eighteen years experience working in the U.S. life science industry. At Pyrosequencing, he was responsible for increasing the U.S. sales of the company significantly while at the same time bringing costs down to more appropriate levels. Mr. Williamson joins Biacore from Beacon BioPartners, a strategic and business consultancy focused on the life science sector where he was the Managing Partner. Prior to joining Pyrosequencing in 2000, Mr. Williamson worked for a number of emerging biotechnology companies, as well as major industry heavyweights such as Roche. His experience includes sales management, marketing, business development and recruitment.

Mr. Erik Wallden, President and CEO of Biacore commenting on today's appointment said "I am pleased to welcome Jerry on board. I am sure his vast experience of the U.S. life science industry will allow him to bring a new commercial dynamic to Biacore Inc's operations." It is clear from our review of Biacore's business activities that we need to bring a new, much more aggressive commercial culture to our U.S. activities. This will enable us to maximize the potential of our full range of products for protein interaction analysis and deliver the sales that I believe we are capable of achieving in the world's most important life science instrument market.

"I would at this point like to express my thanks to Tom for all his work over the last several years and wish him every success in his future career." Mr. Wallden added.

The cost that Biacore incurs for the termination of Mr. Wida's contract will be reported in the third quarter 2004 and is estimated at approximately SEK 3.2 million.

Biacore is currently undertaking a strategic business review focused on a number of areas of the Company's operations including its sales processes. Biacore expects to announce the full results of this business review on or before its 3rd Quarter results which are due to be announced 21st October 2004.

About Biacore

Biacore is a global supplier of analytical systems that improve the productivity of research and development in the life science, pharmaceutical and diagnostic markets. The company's instruments generate unique data on protein interactions, an area of increasing focus in these markets. These data give insights into protein functionality, the role of proteins in normal and diseased states, and the influence of potential drug candidates.

Use of Biacore products is well-documented in key areas such as antibody characterization, proteomics, lead optimization and bio-therapeutic development and production. Customers include leading life science research centers, all of the leading global pharmaceutical companies, diagnostic companies and a large number of companies in the emerging biotechnology sector. Biacore is successfully expanding into the food analysis market, providing key manufacturers with ready-to-use solutions for the determination of food quality and safety.

All instruments utilize surface plasmon resonance (SPR) technology as the basis for detection and monitoring of protein interactions. Biacore has its own direct sales capability in the world's key markets, United States, Europe, Japan, Australia and a distribution network in Asia-Pacific. The company was created in 1984. Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 5, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer